Mail Stop 4720

July 17, 2009

Daniel M. Perlman
Chief Executive Officer and Chairman of the Board of Directors
ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, PA 19034

Re: **ReSearch Pharmaceutical Services, Inc.**
       Preliminary Proxy Statement on Schedule 14A
       Filed July 8, 2009
       File No. 000-52981

Dear Mr. Perlman:

We have completed our review of your preliminary proxy statement on Schedule 14A, as amended, and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director